                                                                   Exhibit 12.1


CHOCTAW RESORT DEVELOPMENT ENTERPRISE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

                                                             YEARS ENDED SEPTEMBER 30,                    NINE MONTHS ENDED JUNE 30,
                                        ---------------------------------------------------------------   --------------------------
                                         1996          1997           1998          1999          2000        2000            2001
                                        ------        ------        ------         ------        ------       --------       ------
EARNINGS:
Net income                              81,538        88,622        93,532         90,024        38,524         7,925        78,483
Add fixed charges                          787           595           418            213         3,935         2,541         8,375
                                        ------        ------        ------         ------        ------       -------        ------
                                        82,325        89,217        93,950         90,237        42,459        10,466        86,858
FIXED CHARGES:
Interest expense and amortization
  of debt financing costs                  787           595           418            213         3,935         2,541         8,375
                                        ------        ------        ------         ------        ------       -------        ------
      Total fixed charges                  787           595           418            213         3,935         2,541         8,375

RATIO OF EARNINGS TO FIXED CHARGES       104.6x       149.9x         224.8x         423.6x         10.8x          4.1x         10.4x
                                        ======        ======        ======         ======        ======      ========      ========


COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
FOR 2000 AFTER ADJUSTMENT FOR THE REFINANCING OF THE TERM LOAN

                                                                   YEAR ENDED
                                                                 SEPTEMBER 30,
                                                                     2000
                                                                 -------------
EARNINGS:
Net income plus fixed charges                                          42,459
                                                                     --------

Fixed charges, as above                                                 3,935
Adjustments:
   Estimated net increase in interest expense from refinancing            575
                                                                     --------

       Total pro forma fixed charges                                    4,510

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES                              9.4 (1)
                                                                     ========

(1) For purposes of calculating the pro forma ratio of earnings to fixed charges, historical fixed charges are adjusted for the estimated net increase in interest expense as if the retirement of the term loan facility and the issuance of the same amount of exchange notes had occurred on February 1, 2000 (the date of origination of the term loan facility). The pro forma ratio of earnings to fixed charges is not presented for the nine months ended June 30, 2001 since the historical ratio would be affected by less than ten percent. Other periods are not required to be presented.